October 1, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

       Re: Q&K International Group Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 17, 2019
           CIK No. 0001769256

Dear Mr. Jin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 2. Please revise to disclose the information from your response that tenants of 5.1% of your leases remained in their rental units through the end of the contracted lease term. Although we note your disclosure on page 19, please also add risk factor disclosure describing risks associated with the incentives that tenants may have to terminate leases at, or near, the end of the lock-in period. Guangjie Jin
FirstName LastNameGuangjie Jin
Q&K International Group Limited
Comapany 2019
October 1, NameQ&K International Group Limited
Page 2
October 1, 2019 Page 2
FirstName LastName
Non-GAAP Financial Measures, page 14

2. We note your response to comment 4 and that you have revised your non-GAAP financial measure adjusted EBITDA to exclude the impact of the non-cash portion of your lease expense, attributable to recognizing the impact of rent-free periods and lease cost escalation clauses on a straight-line basis over your lease term. Please revise future filings to remove this adjustment from your reconciliation, as this adjustment appears to represent a tailored accounting principle. Refer to Question 100.04 of our Compliance
         & Disclosure Interpretations for Non-GAAP Financial Measures. Dilution, page 75

3. You disclosed that your net tangible book value as of June 30, 2019 was approximately negative US$668.9 million. Please tell us how you derived that amount.
4. Revise your disclosure to state that the dilution table does not reflect the impact from additional Series C-2 convertible redeemable preferred shares that will be issued in the event that the actual pre-offering market capitalization of the Group is less than
         US$800,000. In addition, please revise to describe the dilutive impact if you have to issue these preferred shares.
Business, page 131

5. We note your response to prior comment 7 and the revised tabular disclosure on page 144 that assumes all landlords terminate the lease upon expiry of the landlord lock-in period.
         We also continue to note that the leases can be extended for up to three years at the landlord's discretion. Please revise to provide tabular disclosure that assumes that the landlords do not terminate the lease upon expiry of the landlord lock-in period and continue to balance such disclosure with the percentage of your leases with landlords that were terminated upon the expiry of the landlord lock-in period.
Notes to the Unaudited Condensed Consolidated Financial Statements
7. Preferred Shares
EBITDA performance targets for Series C-2 convertible redeemable preferred shares (the Series
C-2 EBITDA feature), page F-57

6. You disclose that in the event that the actual pre-offering market capitalization of the
         Group was less than US$800,000, the Group shall additionally issue such number of
         Series C-2 convertible redeemable preferred shares to the holders at par value as compensation based on a pre-determined formula in the contract. Please revise your filing to describe the pre-determined formula.
 Guangjie Jin
Q&K International Group Limited
October 1, 2019
Page 3

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                          Sincerely,

FirstName LastNameGuangjie Jin                            Division of
Corporation Finance
                                                          CF Office of Real
Estate &
Comapany NameQ&K International Group Limited
                                                          Construction
October 1, 2019 Page 3
cc:       Shuang Zhao, Esq.
FirstName LastName